Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following questions and answers were made available to all HomeStreet, Inc. employees in connection with the proposed transaction between HomeStreet, Inc. and FirstSun Capital Bancorp.

HomeStreet, Inc. and FirstSun Capital Bancorp Merger Information – INTERNAL USE ONLY INTERNAL USE ONLY | Not for Public Distribution | March 11, 2024 Employee FAQs – Not for Distribution – Updated 3.11.24 When and what was announced? On January 16, 2024, we announced HomeStreet, Inc. will merge with FirstSun Capital Bancorp (FirstSun), the holding company of Sunflower Bank. HomeStreet, Inc. and HomeStreet Bank will merge with and into FirstSun and Sunflower Bank, respectively. Who is FirstSun Capital Bancorp? FirstSun Capital Bancorp, (OTCQX: FSUN) headquartered in Denver, Colorado, is the financial holding company for Sunflower Bank, headquartered in Dallas, Texas, and which also operates under the brands First National 1870 and Guardian Mortgage. Sunflower Bank provides a full range of relationship-focused services to meet personal, business and wealth management financial objectives, with a branch network in Texas, Kansas, Colorado, New Mexico, and Arizona and mortgage capabilities in 43 states. FirstSun had total consolidated assets of $7.9 billion as of December 31, 2023. First National 1870 and Guardian Mortgage are divisions of Sunflower Bank. Why is HomeStreet Bank combining with FirstSun? Once completed, the merger will create a premier regional bank with approximately $17 billion in total assets and 129 branch locations across some of the most attractive markets in the United States. Each entity brings a presence in large, dynamic markets that are poised for further organic growth. The depth and density of our business in the Pacific Northwest and Southern California markets provides ample opportunity for the combined entity to deploy FirstSun’s proven playbook of Commercial & Industrial focused growth in loans and deposits. The transaction will be transformative and will create a premier regional bank operating in some of the nation’s best markets in the Southwest and West Coast. The combined company will also have an attractive and comprehensive product suite and market footprint as well as a more diversified loan portfolio and increased lending capabilities across asset classes, geographies, and industry verticals. We believe this merger will also improve our customers’ experience and create new opportunities for our employees enabling us to retain and attract top talent. We expect that the post-merger holding company will be listed on Nasdaq under the FSUN ticker symbol. What will happen between now and when the transaction is complete? The transaction is expected to close in the middle of 2024, subject to satisfaction of customary closing conditions, including receipt of required HomeStreet shareholder and regulatory approvals. The regulatory filings for approval of the merger were submitted on February 15th and the initial filing of the proxy materials for the shareholders meeting occurred on March 8. Will my position be affected & how does this impact my day-to-day responsibilities? There are no immediate impacts on your day-to-day responsibilities. It is important to remember that until the transaction closes, we are operating as separate, independent companies. Since the announcement, leaders from both companies have been working on the first and second-level reporting lines of the combined company’s organizational chart. After we announce the line two leaders, we will be asking each of them to meet the collective team members and propose their integrated teams. HomeStreet Bank is combining with FirstSun with a goal of retaining many HomeStreet employees. As with any merger, there will be some redundancies and overlap of certain positions, particularly in the corporate and back-office departments. Fortunately, given the HomeStreet branch footprint, there are no plans to close any additional HomeStreet bank branches. Further, there is clear understanding that the success of any company is no less than the sum of its talents. We are committed to encouraging our people to embrace change as an opportunity as we work to become a more successful organization. As soon as we can, HomeStreet will provide important information to our employees about continued employment and any retention plans. We appreciate your patience as we carefully work through this process.

HomeStreet, Inc. and FirstSun Capital Bancorp Merger Information – INTERNAL USE ONLY INTERNAL USE ONLY | Not for Public Distribution | March 11, 2024 In the months ahead, as our companies make integration plans, we recommend our employees continue to focus on superior customer service. HomeStreet is committed to transparency and to keeping our employees, our clients and other important constituencies informed as we move through this process. Will we be using current HomeStreet or FirstSun systems in the new organization? A great deal of thought is going into the integration of business units and corporate functions as the combined bank will be well over $10 billion in assets. As such, our operational and risk management infrastructure must comply with the higher regulatory expectations of a ten-billion-dollar bank. Additionally, there are more than 100 systems between the two companies and decisions on overlapping redundancies will need to be made. For example, our core banking system is on FIS and theirs is on FISERV. A decision on which core we will use going forward is a good example of the types of decisions we face. When will system integrations occur? The system integrations planning project kicked off on February 20th. The core system conversion goal is November 2024, assuming shareholder and regulatory approvals. The myriad of remaining systems -- like the loan origination and servicing platforms of both banks -- will also need to be assessed and subsequently converted. If you have questions on the progress, please reach out to your manager who can help identify the appropriate project member to contact depending upon your question(s). What will happen to the HomeStreet brand? HomeStreet Bank will continue to operate under the HomeStreet name in its current markets of operation. Who will lead the combined company? • Mollie Hale Carter, Executive Chairman of FirstSun, will retain her current role. • Neal Arnold, CEO, President, COO & Director of First Sun will become our new CEO. • Mark Mason, our current Board Chairman, CEO and President, will serve as Executive Vice Chairman of the Board, Executive Vice President, and Chief Banking Officer of the new Western region of Sunflower Bank. This region includes Washington, Oregon, California, and Hawaii. Mr. Mason will continue to oversee our specialized businesses in commercial real estate, home building, single-family mortgage, and retail lines of businesses. He will also be deeply involved in the integration of our personnel, business, and systems into Sunflower Bank. • Rob Cafera will continue as Chief Financial Officer of FirstSun Capital Bancorp and Sunflower Bank. • Additional appointments will be announced in the coming months. Will Residential Construction move into new markets because of the merger? Yes. It's one of the opportunities. Where will the headquarters of the organization be located post-merger? Dallas is the official corporate headquarters of Sunflower Bank. Legally, HomeStreet Bank will merge with Sunflower Bank, like the current sub-brands of First National 1870 and Guardian Mortgage. Sunflower Bank will do business under the HomeStreet name in our legacy west coast markets. Will we adjust our product offerings or pricing prior to closing of the merger? No, we will operate as separate and distinct institutions until the close date. If I have a HomeStreet employee checking account, will it transition to a Sunflower Bank account? Yes, the account will be converted to the Sunflower deposit system with all other HomeStreet customer deposit accounts. All communications, statements, etc. will still be under the HomeStreet name.

HomeStreet, Inc. and FirstSun Capital Bancorp Merger Information – INTERNAL USE ONLY INTERNAL USE ONLY | Not for Public Distribution | March 11, 2024 Will our benefit partner WellWorks continue after the merger is finalized? Yet to be determined. Will there continue to be employee discounts on mortgages? Yes, but details have yet to be determined. What is the plan for the current headquarters in Seattle? Substantial operations will remain in Seattle, however, it will no longer be considered our headquarters after the closing and, as such, we may not need as much office space as we currently have. Our building lease runs through 2027. How will this affect our clients? If my clients ask me a question about the merger, how should I respond? Please respond with this: “No deposit branches will be closed as a result of the merger and loan and deposit customers will continue to be served by the same HomeStreet Bank employees who currently serve them. Post-merger, we will be a larger bank with more resources and products to better serve our customers. Please be patient with us as we prepare to merge the two Banks and make important decisions about things such as IT systems and other back office integration matters. We will update customers along the way once details are known regarding any customer impacts.” We ask that all our employees work to deliver a consistent message to customers, so they read and hear a unified message. As we update talking points and as integration planning evolves, communications we release to employees and customers will be posted on our internal SharePoint site for your reference. Please do not share or distribute our employee Q&As or FAQs as these are for internal employee use only. I have never been involved in a merger or acquisition and am not sure what to expect. What should I do? Many employees have never been involved in merger and acquisition (M&A) activities. Your Human Resources (HR) department and your supervisor or management team will each have information to share at various times. You should continue to perform your job at the direction of your manager and if you have questions, simply ask. You may have a chance to develop new working relationships and to learn new skills to help grow your own skillsets along the way. Until additional information and guidance is provided, every employee should continue in a ‘business-as-usual' manner. One of the biggest challenges during a time like this is the flow of information. A Merger Resources Center page has been created on MyHomeStreet so you may easily reference merger-related communications that have already been shared. You should feel free to ask your supervisor questions to get the answers you need. During M&A transactions like this, it is possible senior leaders may not have the answers to some questions. Since this transaction is a merger between HomeStreet, FirstSun and their respective bank subsidiaries, decisions that are unusual may need to be made in a thoughtful way, and in alignment with leadership at both companies. The experiences you will have will be individual to you, yet you are not alone. We are all in this together and will all work together to support each other. It is important during this time that you support your fellow employees. What if I have additional questions that are not covered in the Q&A? If you have personal questions about your situation, you may send an email to the HR Mailbox. If you would like guidance on how to find important information or if you feel you need additional resources about things you may be experiencing, such practical stress management techniques, etc., please reach out to your supervisor or HR. As a reminder, HomeStreet Bank offers all employees access to our free Employee Assistance Program (EAP). This service, staffed by experienced clinicians, gives you access to issues that matter to you like confidential counseling, work-life needs, legal information and consultation, and financial resources and tools.

HomeStreet, Inc. and FirstSun Capital Bancorp Merger Information – INTERNAL USE ONLY INTERNAL USE ONLY | Not for Public Distribution | March 11, 2024 What should I say if I am contacted by the media or receive inquiries from individuals outside the company? Please follow our current policy and procedure and direct any media inquiries to our Corporate Marketing Director, Misty Ford, at misty.ford@homestreet.com. Any questions from investors should be directed to our Chief Financial Officer, John Michel, at john.michel@homestreet.com _________________________________________________________________ CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental approvals of the Merger, (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, and (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and a preliminary prospectus of FirstSun discussed below, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN ON MARCH 8, 2024, WHICH IS NOT YET FINAL AND MAY BE AMENDED, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT AND PRELIMINARY PROXY

HomeStreet, Inc. and FirstSun Capital Bancorp Merger Information – INTERNAL USE ONLY INTERNAL USE ONLY | Not for Public Distribution | March 11, 2024 STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PRELIMINARY PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor-relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the preliminary proxy statement/prospectus for HomeStreet’s shareholder meeting, which was filed by FirstSun with the SEC on March 8, 2024. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in HomeStreet’s preliminary proxy statement included in the preliminary registration statement on Form S-4, as filed by FirstSun with the SEC on March 8, 2024, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the preliminary proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental approvals of the Merger, (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, and (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and a preliminary prospectus of FirstSun discussed below, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN ON MARCH 8, 2024, WHICH IS NOT YET FINAL AND MAY BE AMENDED, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PRELIMINARY PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the